SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

AMERICREDIT CORP.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

03060R101

(CUSIP Number)

Clifton H. Morris, Jr.

801 Cherry Street, Suite 3900

Forth Worth, Texas 76102

(817) 302-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03060R101

1.	NAME OF REPORTING PERSONS Clifton H. Morris, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒ (See Items 4 and 5)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): PF (See Items 3 and 4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,430,108 (See Items 3 and 4)
8. SHARED VOTING POWER 350,537 (1)
9. SOLE DISPOSITIVE POWER 1,239,776 (See Items 3 and 4)
10. SHARED DISPOSITIVE POWER 350,537 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,780,645
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 5.9% (2)
14.	TYPE OF REPORTING PERSON (See Instructions): IN

(1)	Represents 50,537 shares held in the name of the reporting person’s spouse, and 300,000 shares owned by Clydesdale Partners Fund Limited Partnership, L.L.P. (“Clydesdale”), a Texas limited partnership of which the sole general partner is SCHM Investments, Inc. (“SCHM”). The sole shareholders of SCHM are the reporting person and his spouse. The limited partners of Clydesdale are the reporting person, his spouse and SCHM.
(2)	Based on 131,406,864 shares of common stock of the issuer outstanding as of December 12, 2008, as described in the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2008.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”). The address of the principal executive offices of the Company is 801 Cherry Street, Suite 3900, Forth Worth, Texas 76102.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Clifton H. Morris, Jr.

(b) The reporting person’s principal business address is 801 Cherry Street, Suite 3900, Forth Worth, Texas 76102.

(c) The reporting person is a director and Chairman of the Board of Directors of the Company.

(d), (e) During the last five years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a Unites States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

With respect to the 1,590,313 shares of Common Stock referred to in Item 5 below, 1,430,313 of such shares were acquired with personal funds and 160,000 of such shares represent stock appreciation rights that are currently exercisable or exercisable within 60 days. See Item 5 below.

With respect to the shares of Common Stock over which the reporting person has voting power pursuant to a proxy granted to him by Fairholme Funds, Inc. and Fairholme Capital Management, L.L.C. (on behalf of certain advisory accounts through which it may have beneficial ownership of shares of Common Stock of the Company), see Item 4 below.

Item 4.	Purpose of the Transaction

On December 12, 2008, the Company entered into a standstill letter agreement (the “Fairholme Agreement”) with Fairholme Funds, Inc. (“Fairholme”) and Fairholme Capital Management, L.L.C. (on behalf of certain advisory accounts through which it may have beneficial ownership of shares of Common Stock of the Company) under which the Company created an additional director position and named Bruce R. Berkowitz to fill that position. Also under the Fairholme Agreement, Fairholme and Fairholme Capital Management, L.L.C. (on behalf of such advisory accounts) will refrain from taking certain actions prior to December 31, 2010 regarding business combinations or proxy solicitations concerning the composition of the Company’s Board of Directors, will not increase their percentage ownership of the Company’s Common Stock together with any shares of Common Stock they are considered to beneficially own to more than 28.5%, except under certain conditions, and granted a proxy to vote all shares of Common Stock beneficially owned (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by them in excess of 19.5% of the outstanding shares of the Common Stock (as determined at the time immediately prior to the record date for determining shareholders entitled to vote, take any action or give consent or, if there is no such record date, at the time immediately prior to the time for the taking of such vote or action or the giving of such consent) to the reporting person to vote, or take any other action, including giving any consent or refraining from voting or giving any consent, in their capacity as shareholders of the Company on any matter submitted for vote, consent or approval of the shareholders of the Company, including, without limitation, any merger, acquisition transaction or other business combination or plan of liquidation involving the company or any of its subsidiaries or affiliates or any of their respective assets or properties, the election or removal of the directors of the Company, and any other matter or proposal submitted to the shareholders of the Company for their vote, consent or approval.

The Company also entered into a separate standstill letter agreement (the “Berkowitz Agreement”) on December 12, 2008 with Bruce R. Berkowitz and certain of his family members and controlled entities under which they will refrain from taking certain actions prior to December 31, 2010 regarding business combinations or proxy solicitations concerning the composition of the Company’s Board of Directors, and will not acquire additional shares of the Company’s Common Stock, except under certain circumstances.

As more fully described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 26, 2008, the Company entered into an exchange agreement with Fairholme under which the Company was obligated to issue to Fairholme 15,122,670 shares of Common Stock in exchange (the “Exchange”) for a portion of the Company’s Senior Notes due 2015 (the “Notes”) held by Fairholme at a price of $840 per $1,000 principal amount of the Notes (the “Exchange Agreement”). Under the Exchange Agreement, the aggregate principal amount of the Notes exchanged for shares was determined based upon the lower of 120% of the ten-day average closing price of the Common Stock immediately prior to the closing of the Exchange, or $6.02. The Exchange Agreement also provides that Fairholme shall have certain pre-emptive rights regarding the proposed issuance by the Company of any Common Stock or securities exercisable or convertible into Common Stock or any other security with voting rights and Fairholme’s proportionate ownership of Common Stock, subject to certain exceptions.

On December 12, 2008, the Company and Fairholme completed the Exchange, and the Company issued 15,122,670 shares of Common Stock in exchange for $108,380,000 in principal amount of the Notes held by Fairholme. the Company issued the shares on December 12, 2008, and the Notes exchanged for the shares pursuant to the Exchange Agreement were cancelled. As a result of the Exchange, the Company had 131,406,864 shares of Common Stock outstanding as of December 12, 2008, and the proxy granted to the reporting person under the Fairholme Agreement covered 6,190,332 shares of Common Stock as of that date. If Fairholme or Fairholme Capital Management, L.L.C. (on behalf of certain advisory accounts through which it may have beneficial ownership of shares of Common Stock of the Company) acquire additional shares of the Common Stock of the Company these additional shares will be subject to the proxy granted to the reporting person under the Fairholme Agreement. The proxy granted to the reporting person terminates and automatically becomes null and void with respect to any shares of Common Stock transferred by Fairholme or Fairholme Capital Management, L.L.C. (on behalf of certain advisory accounts through which it may have beneficial ownership of shares of Common Stock of the Company) to any person that is not an affiliate of any of them or with whom any of them has not formed a group (within the meaning of Section 13 of the Exchange Act).

The reporting person disclaims status as a “group” with respect to Fairholme and Fairholme Capital Management, L.L.C. and its advisory accounts for purposes of Section 13 of the Exchange Act and disclaims beneficial ownership of the shares described above except with respect to the voting power specifically granted to the reporting person by the Fairholme Agreement.

As more fully described in Item 5 below, the reporting person also beneficially owns 1,430,313 shares of Common Stock held for investment purposes. As an executive officer and director of the Company, the reporting person is routinely involved in the management of and setting of policy for the Company, and he participates with the Company’s Board of Directors in the consideration of and taking of action on significant corporate events involving the Company. However, the shares of Common Stock held by the reporting person are held for investment purposes only, and the reporting person currently has no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D. While the reporting person currently has no specific plans to acquire additional shares, he may do so in the future, including through the exercise of stock options and vesting of restricted stock he currently holds or is granted or issued in the future. Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting person’s personal finances.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) The reporting person may be deemed to beneficially own an aggregate of 7,780,645 shares of Common Stock, or 5.9% of the outstanding shares of Common Stock, which consists of:

(i) 1,590,313 shares, which includes 160,000 shares subject to stock appreciation rights that are currently exercisable or exercisable within 60 days, 50,537 shares held in the name of the reporting person’s spouse, and 300,000 shares owned by Clydesdale Partners Fund Limited Partnership, L.L.P. (“Clydesdale”), a Texas limited partnership of which the sole general partner is SCHM Investments, Inc. (“SCHM”). The sole shareholders of SCHM are the reporting person and his spouse. The limited partners of Clydesdale are the reporting person, his spouse and SCHM; and

(ii) 6,190,332 shares over which the reporting person has voting control pursuant to the proxy granted to him under the Fairholme Agreement as of December 12, 2008. The reporting person disclaims any pecuniary interest in such shares.

Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(c) On December 23, 2008, the reporting person made gifts consisting of an aggregate of 50,400 shares of Common Stock to various family members. Except with respect to the grant of the proxy described in Item 4 above, the reporting person has not effected any other transactions in the Common Stock within the past 60 days.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Letter Agreement, dated December 12, 2008, between AmeriCredit Corp. and Fairholme Funds, Inc. and Fairholme Capital Management, L.L.C. (on behalf of those advisory accounts, other than Fairholme Funds, Inc., included as Restricted Persons (as defined in the Letter Agreement))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009	By:	/s/ Clifton H. Morris, Jr.
	Name:	Clifton H. Morris, Jr.